Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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September 20, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, DC 20549
Re:	TORM plc Form 20-F for the fiscal year ended December 31, 2023 Filed March 7, 2024 File No. 001-38294

Ladies and Gentlemen:

On behalf of TORM plc. (the “Company”), we are writing to respond to the comment set forth in the letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) dated September 6, 2024 (the “Staff Letter”), related to the above-referenced Form 20-F for the fiscal year ended December 31, 2023 (the “ 2023 Form 20-F”), which was filed on March 7, 2024. In response to the comments in the Staff Letter, the Company provides this response letter.
We have reproduced below in bold italics the Staff’s comment set out in the Staff Letter, numbered correspondingly, and have provided the Company’s response immediately below the comment.
Form 20-F for the fiscal year ended December 31, 2023
Item 5. Operating and Financial Review and Prospects
Non-IFRS Measures, page 62

1.
We note your disclosure of adjusted gross profit and see that you have reconciled this non-IFRS measure to revenues. As the measure appears to commingle revenue and costs, tell us why it does not represent an adjusted profit margin measure rather than an adjusted revenue measure. Accordingly, tell us your basis for identifying revenue, rather than a measure of profit, like gross profit, as the most directly comparable IFRS measure or revise your disclosure as necessary.

Response:

The Company respectfully refers the Staff to page 62 of the 2023 Form 20-F where the term Adjusted Gross Profit is defined as revenue less port expenses, bunkers and commissions, other cost of goods sold and operating expenses. The Company advises the Staff that Adjusted Gross Profit as used in the 2023 Form 20-F has the same meaning and corresponds to all references to the term Gross Profit as used in the Company’s “glossy” Annual Report 2023 that was furnished to SEC on a Form 6-K on March 7, 2024 given there are no adjustments to Gross Profit. Since Gross Profit is not included in the consolidated income statement, the Company believes that the computation of Gross Profit may provide useful insight for investors into how the Gross Profit is derived and what constitutes net earnings from the Company’s core shipping activities.
In future filings on Form 20-F and Form 6-K, the Company plans to change the terminology from “Reconciliation from revenue” to “Computation of gross profit”. Additionally, the Company plans to rename the term “Adjusted Gross Profit” to “Gross Profit” to avoid potential confusion and ensure full alignment between the terms used in the Form 20-F and the “glossy” Annual Report.
The Company plans to add computation of gross profit, in the table format presented below, to applicable future filings.

Computation of gross profit		Year ended December 31, 202[3]
(USD million)	Year ended December 31, 202[4]
Revenue – all segments	XX	1,520.4
Port expenses, bunkers and commissions and other cost of goods sold	XX	(430.3)
Operating expenses	XX	(216.0)
Gross profit	XX	874.1

If you have any questions or require additional information, please do not hesitate to contact Keith J. Billotti of Seward & Kissel LLP, outside legal counsel to the Company, at (212) 574-1274.

Sincerely,

By:	/s/ Keith J. Billotti
Name:	Keith J. Billotti

cc:	Kim Balle